





CRÉDIT AGRICOLE SECURITIES

CRÉDIT AGRICOLE SECURITIES (USA) INC.

# Compliance Report

Crédit Agricole Securities (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d) (1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2020.

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year December 31, 2020.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended 2020; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e), was derived from the books and records of the Company.

Crédit Agricole Securities (USA) Inc.

Title: Chief Financial Officer, Crédit Agricole Securities (USA) Inc.

I, Maria Gerold, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Title: Chief Executive Officer, Crédit Agricole Securities (USA) Inc.

I, Marc-Andre Poirier, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

March 1, 2021

Crédit Agricole CIB Building, 1301 Avenue of the Americas, New York, New York 10019-6022
Telephone: (212) 261-7000, Fax: (917) 849-5530
www.CA-CIB.com